FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2020

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

Quarterly Report for the Period Ending

March 31, 2020

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2020 of Videotron Ltd.

QUARTERLY REPORT

2020 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three-month Period

January 1, 2020 — March 31, 2020

May 20, 2020

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2020 and 2019

(unaudited)

Condensed consolidated financial statements

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporation.  Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2020 and the major changes from the previous financial year. All amounts are stated in Canadian dollars unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2019 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. Since March 2020, in order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential. These measures have curtailed the operations of many of Videotron’s business partners. Among other impacts, the COVID-19 virus and the measures to prevent its spread have led to a significant reduction in volume at Videotron’s retail outlets and delays in client migration to our new Helix home entertainment and management platform. Videotron is however continuing to provide essential telecommunications services during this health crisis, while safeguarding the health and safety of our employees and the public . Videotron has also taken a number of important initiatives to make life easier for our customers, such as temporarily suspending data limits (overage charges) on all residential and business Internet plans, providing additional services, and suspending certain fees. Furthermore, Videotron’s network has properly handled the increase in traffic, since the beginning of the crisis, as its ongoing strategy to add capacity ahead of the curve has proven to be right. Because of the measures put in place by the Québec government to limit the spread of the virus, approximately 10% of Videotron’s workforce are now receiving benefits under the Corporation’s supplemental assistance program because they are on stand-by. The program provides additional financial assistance to top up the Canada Emergency Wage Subsidy or Canada Emergency Response Benefit, as the case may be, and so minimize the impact of this situation. While the uncertainty regarding the full extent and duration of the pandemic continues, the Corporation’s executive management team will, on an ongoing basis, monitor the impact of the crisis on the Corporation’s operations, employees, customers and business partners, as well as on the population of Québec, and will take appropriate actions, as needed, until the crisis abates and market conditions stabilize. As a major corporate citizen and the Québec leader in telecommunications, the Corporation is committed to continuing and will continue to play its role during this crisis in order to ensure that the public continues to benefit from all the services it needs.

Given the uncertainty about the ultimate extent and duration of the pandemic, the full impact of the crisis cannot be determined with certainty at this stage. The COVID-19 crisis could have a material impact on the short-and medium-term growth of the Corporations’ operating results and cash flows. Thus the growth recorded during the previous quarters may not be representative of future growth.

DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media its 4Degrees Colocation Inc. data center operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. The results of operations and cash flows of this business were reclassified as discontinued operations in the consolidated statements of income and cash flows.

These discontinued operations were transferred to Quebecor Media in exchange of a promissory note receivable bearing interest at a rate of 4.90% for an amount of $260.7 million, from which $100.7 million was reimbursed subsequently.

In this Management Discussion and Analysis, only continuing operating activities of the Corporation are included in the analysis of the Corporation’s activities and in the analysis of its operating results.

HIGHLIGHTS SINCE DECEMBER 31, 2019

•                                During the first quarter of 2020, revenues grew by 4.2%, adjusted EBITDA grew by 3.0% and ABPU grew by 0.8%, as compared to the first quarter of 2019.

•                                Significant increase in customer equipment sales ($26.9 million or 54.7%) and mobile telephony services revenues ($18.8 million or 13.3%).

•                                The total average billing per unit (“ABPU”) was $49.87 during the first quarter of 2020, compared with $49.47 during the same quarter in 2019, a $0.40 (0.8%) increase. Mobile ABPU was $51.60 in the first quarter of 2020, compared with $52.50 in the same period last year, a $0.90 (-1.7%) decrease due to the popularity of  bring your own device (“BYOD”) plans.

•                                Net increase of 14,200 revenue-generating units (“RGUs”) (0.2%) in the first quarter of 2020, including 39,300 subscriber connections (3.0%) to mobile telephony services, 12,400 subscribers (2.7%) to Club illico over-the-top video services (“Club illico”) and 8,600 subscribers (0.5%) to cable Internet access.

•                                On March 13, 2020, Videotron announced the suspension of data usage limits on all residential and business Internet plans for its current customers in order to facilitate the implementation of effective telework measures within Québec organizations during the COVID-19 pandemic crisis. On April 18, 2020, this suspension of the data ceilings was extended until June 30, 2020.

•                                Videotron also cancelled roaming charges outside Canada and the Daily Traveller Pass fee until June 30, 2020 in order to make life easier for its customers during the pandemic.

•                                During the first quarter of 2020, Videotron announced the official launch of its mobile network in Rimouski after several months of deployment and testing in the Bas-Saint-Laurent region.

•                                Videotron placed first in the Technology and Telecommunications category in the BIP Recherche-ICO awards for the most trusted organizations of the past decade, announced by the Institut de la confiance dans les organisations (ICO) on March 11, 2020. Videotron was also on the 2020 list of Montréal’s Top Employers released by Mediacorp Canada Inc. on January 30, 2020.

•                                On January 30, 2020, Videotron was named as one of the best employers in Montreal for 2020 according to Mediacorp Canada Inc.

NON-IFRS FINANCIAL MEASURES

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and cash flows from operations, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain (loss) on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statements of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2020	2019

Adjusted EBITDA:	$435.5	$423.0
Depreciation and amortization	(183.6)	(173.6)
Financial expenses	(58.4)	(48.9)
Gain (loss) on valuation and translation of financial instruments	0.9	(0.6)
Restructuring of operations and other items	(2.7)	(1.7)
Income taxes	(41.7)	(42.4)
Income from discontinued operations	—	115.9
Net income	$150.0	$271.7

Cash flows from operations

Cash flows from operations represent adjusted EBITDA, less additions to property, plant and equipment and to intangible assets. Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and share repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statements of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by its operations. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Tables 2 and 3 provide a reconciliation of cash flows from operations to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Table 2

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2020	2019

Adjusted EBITDA	$435.5	$423.0
Additions to property, plant and equipment [1]	(88.9)	(94.2)
Additions to intangibles assets (excluding acquisitions of spectrum licences) [2]	(44.1)	(40.2)
Cash flows from operations	$302.5	$288.6

	Three months ended March 31
	2020	2019
[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:
Additions to property, plant and equipment	$(88.9)	$(94.2)
Net increase (decrease) in current accounts payable related to additions to property, plant and equipment	15.3	(38.3)
Cash flows used for additions to property, plant and equipment	$(73.6)	$(132.5)

	Three months ended March 31
	2020	2019
[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements:
Additions to intangible assets	$(44.1)	$(40.2)
Net decrease in current accounts payable related to additions to intangible assets	(51.0)	(8.4)
Cash flows used for additions to intangible assets	$(95.1)	$(48.6)

Table 3

Cash flows from operations and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2020	2019

Cash flows from operations presented in Table 2	$302.5	$288.6
Plus
additions to property, plant and equipment	88.9	94.2
additions to intangible assets	44.1	40.2
	435.5	423.0
Plus (minus)
Cash interest expense	(56.9)	(47.7)
Cash portion related to restructuring of operations and other items	(2.7)	(1.7)
Current income taxes	(59.3)	(46.9)
Other	4.0	0.1
Net change in non-cash balances related to operating activities	(1.3)	(106.1)
Cash flows provided by continuing operating activities	$319.3	$220.7

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services, during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

ANALYSIS OF CONSOLIDATED RESULTS AND CASH FLOWS OF VIDEOTRON

2020/2019 First Quarter comparison

Revenues: $874,7 million, a $34.9 million (4.2%) increase.

•                                Revenues from the mobile telephony services increased $18.8 million (13.3%) to $160.2 million, essentially due to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues.

•                                Revenues from Internet access services increased $3.9 million (1.4%) to $277.5 million, due mainly to an increase in the customer base, partially offset by the unfavorable impact related to the suspension of data caps as part of the response to the COVID-19 crisis.

•                                Revenues from cable television services decreased $12.1 million (-4.9%) to $233.1 million, due primarily to the impact of a net decrease in the customer base.

•                                Revenues from cable telephony services decreased $4.5 million (-5.2%) to $82.8 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by rate increases.

•                                Revenues from customer equipment sales increased $26.9 million (54.7%) to $76.1 million, mainly because of the impact of equipment sales related to the new Helix platform launched on August 27, 2019.

•                                Other revenues increased by $1.9 million (4.4%) to $45.0 million, mainly reflecting revenue increases for Club illico.

ABPU: The Corporation’s total ABPU was $49.87 in the first quarter of 2020, compared with $49.47 in the same quarter of 2019, a $0.40 (0.8%) increase. Mobile ABPU was $51.60 in the first quarter of 2020, compared with $52.50 in the same quarter of 2019, a $0.90 (-1.7%) decrease mainly due to the popularity of BYOD plans.

Customer statistics

RGUs — As of March 31, 2020, the total number of RGUs was 6,090,400, an increase of 14,200 (0.2%) in the first quarter of 2020, compared with an increase of 23,300 in the same period last year. RGUs increased by 76,800 (1.3%) over the last twelve months  (Table 4).

Mobile telephony — The number of subscriber connections to the mobile telephony services stood at 1,369,800 at March 31, 2020, an increase of 39,300 (3.0%) in the first quarter of 2020, compared with an increase of 39,800 in the same period last year. Mobile telephony lines increased by 176,200 (14.8%) over the last twelve months (Table 4).

Cable Internet access — The number of subscribers to cable Internet access services stood at 1,735,900 at the end of the first quarter of 2020, an increase of 8,600 (0.5%) in the quarter,  compared with an increase of 6,300 in the same quarter of 2019. Cable Internet access customers increased by 25,100 (1.5%) over the last twelve months (Table 4). As of March 31, 2020, the Corporation’s cable Internet access services had a household and business penetration rate of 58.7%, the same as a year earlier (number of subscribers as a proportion of the total 2,958,000 homes and businesses passed by the Corporation’s network as of March 31, 2020, up from 2,915,400 one year earlier).

Cable television — The number of subscribers to cable television services stood at 1,512,100 at the end of the first quarter of 2020, a decrease of 19,700 (-1.3%) in the quarter, compared with a decrease of 14,700 in the same period last year, and a year-over-year decrease of 70,500 (-4.5%)  (Table 4). As of March 31, 2020, the cable television services had a household and business penetration rate of 51.1% compared with 54.3% a year earlier.

Cable telephony — The number of subscriber connections to the cable telephony services stood at 1,000,900 at the end of the first quarter of 2020, a decrease of 26,400 (-2.6%) in the quarter, compared with a decrease of 19,000 in the same quarter last year. Cable telephony lines decreased by 94,000 (-8.6%) over the last twelve months (Table 4). As of March 31, 2020, the cable telephony services had a household and business penetration rate of 33.8% compared with 37.6% a year earlier.

Club illico  — The number of subscribers to Club illico stood at 471,700 as at the end of the first quarter of 2020, an increase of 12,400 (2.7%) in the quarter, compared with an increase of 10,900 in the first quarter of 2019. Club illico customers increased by 40,000 (9,3%) over the last twelve months (Table 4).

Table 4

Quarter-end RGUs for the last eight quarters

(in thousands of customers)

	Mar. 20	Dec. 19	Sept. 19	Jun. 19	Mar. 19	Dec. 18	Sept. 18	Jun. 18

Mobile telephony	1,369.8	1,330.5	1,288.7	1,231.9	1,193.6	1,153.8	1,120.7	1,079.2
Cable Internet	1,735.9	1,727.3	1,724.3	1,706.9	1,710.8	1,704.5	1,697.5	1,674.1
Cable television	1,512.1	1,531.8	1,545.2	1,558.4	1,582.6	1,597.3	1,603.7	1,606.0
Cable telephony	1,000.9	1,027.3	1,052.7	1,072.9	1,094.9	1,113.9	1,131.1	1,148.2
Club illico	471.7	459.3	443.5	431.0	431.7	420.8	402.9	391.9
Total	6,090.4	6,076.2	6,054.4	6,001.1	6,013.6	5,990.3	5,955.9	5,899.4

Adjusted EBITDA: $435.5 million in the first quarter of 2020, a $12.5 million (3.0%) increase due primarily to:

•                  impact of the net revenue increase;

Partially offset by:

•                  increase in operating expenses mainly related to customer services and technical support costs, engineering and IT expenses.

Cost/revenue ratio: Employee costs and purchase of goods and services expressed as a percentage of revenues, were 50.2% in the first quarter of 2020, compared with 49.6% in the same period last year.

Depreciation and amortization charge: $183.6 million in the first quarter of 2020, a $10.0 million increase due primarily to amortization of investments made in our Helix platfom partially offset by decrease in spending related to the leasing of digital set-top boxes.

Financial expenses : $58.4 million in the first quarter of 2020, a $9.5 million increase due primarily to:

•                  $5.3 million unfavourable variance in gain or loss on foreign currency translation of short-term monetary items;

•                  $4.1 million increase in interest on long-term debt, mainly due to higher average indebtedness.

Gain or loss on valuation and translation of financial instruments: $0.9 million gain in the first quarter of 2020, compared with $0.6 million loss during the same period last year.

Charges for restructuring of operations and other items: $2.7 million in the first quarter of 2020, compared with $1.7 million during the same period last year.

•                  In the first quarter of 2020, a net charge of $2.7 million was recorded for non-recurring costs relating to the COVID-19 crisis and cost reduction initiatives;

•                  In the first quarter of 2019, a $1.7 million net charge relating mainly to various cost reduction initiatives.

Income tax expense: $41.7 million in the first quarter of 2020 (effective tax rate of 21.8%), compared with $42.4 million in the same quarter last year (effective tax rate of 21.4%), a $0.7 million favourable variance.

Net income attributable to the shareholder: $149.9 million in the first quarter of 2020, compared with $271.7 million in the same period last year, a $121.8 million decrease due primarily to:

•                  $115.9 million unfavourable variance in income from discontinued operations;

•                  $10.0 million increase in depreciation and amortization;

•                  $9.5 million increase in financial expenses.

Partially offset by:

•                  $12.5 million increase in adjusted EBITDA.

Cash flows from operation: $302.5 million in the first quarter of 2020, a $13.9 million increase mainly due to the increase in adjusted EBITDA.

Cash flows provided by continuing operating activities: $319.3 million in the first quarter of 2020, a $98.6 million increase due primarily to the favourable variance in net change in non-cash items related to operating activities.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheets date.

Operating activities

Cash flows provided by continuing operating activities: $319.3 million in the first quarter of 2020, compared with $220.7 million in the same quarter of 2019.

The $98.6 million increase was primarily due to:

•                  $104.8 million favourable change in non-cash operating assets and liabilities, due primarily to favourable variances in income taxes payable, inventories and in accounts payable and accrued charges, partially offset by unfavourable variances in accounts receivable, amounts receivable from and payable to affiliated corporations, and prepaid expenses;

•                  $12.5 million increase in adjusted EBITDA;

Partially offset by:

•                  $12.4 million increase in current income tax expense;

•                  $9.2 million increase in the cash portion of financial expenses.

Working capital: Negative $151.3 million as of March 31, 2020, compared with negative $224.6 million as of December 31, 2019. The favourable variance was due primarily to decrease in accounts payable and accrued charges and increases in cash and cash equivalents, amounts receivable from affiliated corporations and accounts receivable, partially offset by unfavourable variance in income taxes payable and by a decrease in inventories.

Investing activities

Cash flow used for additions to property, plant and equipment: $73.6 million in the first quarter of 2020, compared with $132.5 million in the same quarter of 2019. The $58.9 million decrease was due primarily to a $53.6 million net variation in payables and a decrease of $12.3 million in spending related to the leasing of digital set-top boxes, partially offset by an increase of $7.0 million in spending in our LTE-Advance Network.

Cash flow used for additions to intangible assets: $95.1 million in the first quarter of 2020, compared with $48.6 million in the same quarter of 2019. The $46.5 million increase was due primarily to a $42.6 million net decrease in payables and an increase of $3.9 million in spending in our IT systems and platforms related to financial applications and billing systems.

Proceeds from disposal of assets: $1.5 million in the first quarter of 2020, compared with $2.6 million in the same quarter of 2019.

Business disposal: $99.5 million in the first quarter of 2019, consisting of the sale of the operations of the 4Degrees Colocation Inc. data centers.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $188.8 million increase during the first quarter of 2020.

•                  Summary of debt increases in the first quarter of 2020:

•                  $214.4 million unfavourable impact of exchange rate fluctuations. This increase in long-term debt is offset by an increase in the asset related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”;

•                  $11.2 million change in the fair value related to hedged interest rate risk.

•                  Summary of debt decreases in the first quarter of 2020:

•                  $32.2 million net variation in drawing under the revolving credit facility;

•                  $6.2 million net variation in drawing in bank indebtedness.

Assets and liabilities related to derivative financial instruments: Net assets of $663.3 million as of March 31, 2020, compared with $388.8 million at December 31, 2019, a $274.5 million favourable variance. The variance was mainly due to the net favourable impact of exchange rate and interest rate fluctuations.

Dividends: Increase of $47.0 million in common dividends to the parent corporation in the first three months of 2020 compared with the same period of 2019.

Financial position

Net available liquidity: $1,476.4 million as of March 31, 2020 for the Corporation and its wholly owned subsidiaries, consisting of $35.0 million in cash ans cash equivalents and $1,442.3 million in unused revolving credit facility, less $0.9 million in bank indebtedness.

Consolidated debt (long-term debt plus bank indebtedness): $4,436.1 million as of March 31, 2020, a $188.8 million increase; $274.5 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of March 31, 2020, minimum principal payments on long-term debt in the coming years are as follows:

Table 5

Minimum principal payments on the Corporation’s long-term debt

Twelve-month period ending March 31

(in millions of Canadian dollars)

2021	$—
2022	—
2023	1,125.1
2024	57.1
2025	843.7
2026 and thereafter	2,418.7
Total	$4,444.6

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase the outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on the liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 5.8 years as of March 31, 2020 (6.1 years as of December 31, 2019). After taking into account hedging instruments, as of March 31, 2020, the debt consisted of approximately 94.0% fixed rate debt (93.3% as of December 31, 2019) and 6.0% floating rate debt (6.7% as of December 31, 2019).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases and dividends or distributions to the shareholder in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At March 31, 2020, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

The Corporation paid $74.0 million in common dividends to the parent corporation in the first quarter of 2020 ($27.0 million in the first quarter of 2019). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Issuance of shares

On January 25, 2019, the Corporation issued 162,640 common shares to its parent corporation for a cash consideration of $150.0 million.

On July 26, 2019, the Corporation issued 3,563 common shares to its parent corporation for a cash consideration of $3.3 million.

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

Reduction of paid-up capital

During the three-month period ended March 31, 2019 and for the year ended December 31, 2019, the Corporation reduced its paid-up capital for total cash considerations of $45.0 million and $465.0 million respectively.

Analysis of consolidated balance sheets

Table 6

Consolidated balance sheets of the Corporation

Analysis of main variances between March 31, 2020 and December 31, 2019

(in millions of Canadian dollars)

	Mar. 31, 2020	Dec.31, 2019	Difference	Main reasons for difference

Assets
Cash and cash equivalents	$36.2	$2.4	$33.8	Cash inflows provided by operating activities, less outflows used in investing and financing activities

Property, plant and equipment	3,043.9	3,100.1	(56.2)	Depreciation for the period, less additions to property, plant and equipment

Derivative financial instruments	663.3	388.8	274.5	See “Financing activities”

Liabilities

Accounts payable and accrued charges	531.8	585.9	(54.1)	Impact of current variances in activity

Amounts payable to affiliated corporations [1]	27.7	52.8	(25.1)	Impact of current variances in activity

Income taxes [1]	27.6	(13.7)	41.3	Current income taxes less current disbursment

Long-term debt and bank indebtedness	4,436.1	4,247.3	188.8	See “Financing activities”

1                   Current liabilities less current assets

ADDITIONAL INFORMATION

Contractual obligations

As of March 31, 2020, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 7 below shows a summary of these contractual obligations.

Table 7

Contractual obligations of the Corporation as of March 31, 2020

(in millions of Canadian dollars)

		Under			5 years
	Total	1 year	1-3 years	3-5 years	or more

Long term debt [1,2]	$4,444.6	—	1,125.1	900.8	2,418.7
Interest payments on long term debt [3]	1,136.6	137.7	387.9	291.9	319.1
Lease Liabilities	120.0	32.6	40.7	27.2	19.5
Interest payments on lease liabilities	19.4	5.5	7.3	3.8	2.8
Additions to property, plant and equipment and other commitments	1,591.0	854.8	363.6	139.0	233.6
Derivative financial instruments [4]	(546.2)	—	(325.4)	(181.5)	(39.3)
Total contractual obligations	$6,765. 4	$1,030.6	$1,599.2	$1,181.2	$2,954.4

1                   Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes.

2                   The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest risk and financing fees.

3                   Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2020.

4                   Estimated future receipts, net of disbursements, related to foreign exchange hedging of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2020, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations in the amount of $27.4 million ($31.5 million in the same quarter of 2019), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $1.3 million ($1.5 million in the first quarter of 2019). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. The Corporation incurred management fees of 12.5 million with its parent corporation in the first quarter of 2020 ($13.2 million in the same quarter of 2019).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency and (ii) to achieve a targeted balance of fixed and floating rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2020 and December 31, 2019 were as follows:

Table 8

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2020		December 31, 2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(4,444.6)	$(4,354.4)	$(4,262.3)	$(4,509.1)
Derivative financial instruments
Foreign exchange forward contracts	7.5	7.5	(2.2)	(2.2)
Cross-currency interest rate swaps	655.8	655.8	391.0	391.0

1                   The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The gains and losses on valuation and translation of financial instruments in the first quarters of 2020 and 2019 are summarized in Table 9.

Table 9

Gain or loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended March 31
	2020	2019

(Gain) loss on the ineffective portion of fair value hedges	$(0.9)	$0.6
	$(0.9)	$0.6

A $48.0 million gain on cash flow hedges was recorded under “Other comprehensive income” in the first quarter of 2020 ($17.9 million loss in the first quarter of 2019).

Contingencies and legal disputes

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements. The new rates are substantially lower than interim rates and could result in a retrospective reduction in earnings of approximately $30.0 million (before income taxes) for the 2020 financial year and approximately $52.0 million (before income taxes) for the period of March 31, 2016 to December 31, 2019. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On November 22, 2019, the leave to appeal was granted by the Federal Court of Appeal and the interim stay of the CRTC’s order granted by this court on September 27, 2019, was extended until a final ruling by the court is made. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

Risk Factors Updates

The COVID-19 pandemic is evolving rapidly. The extent to which it may impact the Corporation’s business and activities will depend on future developments, which are highly uncertain and cannot be predicted with precision, such as the spread of the virus, the duration of the outbreak, its impact on consumer spending, labour shortages due to the virus, the resulting disruption in the supply chain and the effectiveness of the actions taken by the federal and Québec governments to manage the pandemic. Public and private sector regulations, policies and other measures aimed at reducing the spread of COVID-19 include the suspension of business activities deemed non-essential, the promotion of social distancing, lockdown orders, and the adoption of work-from-home and online education by companies, schools and institutions.

Potential adverse impacts of the COVID-19 pandemic include, but are not limited to:

•             a reduction in demand for the Corporation’s products or services, or an increase in delinquent or unpaid bills, due to job losses and associated financial hardship;

•             a decline in revenues as a result of services provided at no cost to customers, such as suspending data caps on Residential and Business Internet plans, suspending roaming charges, access fees to speciality television services and exclusive on-demand content;

•             customers downgrading or cancelling their services;

•             issues delivering the Corporation’s products and services, including delays in client migration to Videotron’s new Helix home entertainment and management platform;

•             lost revenue due to the significant economic challenges that small and medium sized business customers are facing;

•             uncertainty associated with the costs and availability of resources required to provide the appropriate levels of service to customers;

•             additional capital expenditures and the availability of resources required to maintain, upgrade or expand the Corporation’s network in order to accommodate increased network usage;

•             uncertainty associated with costs, delays and availability of resources required to complete major maintenance and expansion projects;

•             the ability of certain suppliers and vendors to provide products and services to the Corporation;

•             the impact of new legislation, new regulations and other government interventions in response to the COVID-19 pandemic;

•             the negative impact on global credit and capital markets; and

•             the ability to access capital markets at a reasonable cost.

Any of these risks and uncertainties could have a material adverse impact on the business, prospects, results of operations and financial condition of the Corporation.

This update to the Corporation’s Risk Factors should be read in conjunction with “Item 3. Key Information — B. Risk Factors” in the Corporation’s Annual Report for the financial year ended December 31, 2019 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•             Videotron’s ability to successfully continue developing its network and facilities that support its mobile services;

•             general economic, financial or market conditions and variations in its businesses;

•             the intensity of competitive activity in the industries in which Videotron operates;

•             new technologies that might change consumer behaviour towards Videotron’s product suites;

•             unanticipated higher capital spending required to for developing Videotron’s network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses;

•             Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•             disruptions to the network through which Videotron provides its cable television, Internet access, mobile and cable telephony and Club illico services, and its ability to protect such services from piracy, unauthorised access or other security breaches;

•             labour disputes or strikes:

•             service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other public health crises, including the COVID-19 pandemic, and political instability in some countries;

•             impact of emergency measures implemented by various governments;

•             changes in Videotron’s ability to obtain services and equipment critical to its operations;

•             changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of Videotron’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•             Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•             interest rate fluctuations that could affect a portion of Videotron’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information — B. Risk Factors” and under “Risk factors Update” of this Management and Discussion Analysis. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2020	2019

Revenues
Internet		$277.5	$273.6
Cable television		233.1	245.2
Mobile telephony		160.2	141.4
Cable telephony		82.8	87.3
Equipment sales		76.1	49.2
Other		45.0	43.1
		874.7	839.8

Employee costs	2	102.9	103.7
Purchase of goods and services	2	336.3	313.1
Depreciation and amortization		183.6	173.6
Financial expenses	3	58.4	48.9
(Gain) loss on valuation and translation of financial instruments		(0.9)	0.6
Restructuring of operations and other items	4	2.7	1.7
Income before income taxes		191.7	198.2

Income taxes (recovery)
Current		59.3	46.9
Deferred		(17.6)	(4.5)
		41.7	42.4
Income from continuing operations		$150.0	$155.8
Income from discontinued operations	11	—	115.9
Net income		150.0	271.7

Income from continuing operations attributable to
Shareholder		$149.9	$155.8
Non-controlling interests		0.1	—
Net income attributable to
Shareholder		$149.9	$271.7
Non-controlling interests		0.1	—

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2020	2019

Income from continuing operations		$150.0	$155.8

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments		48.0	(17.9)
Deferred income taxes		(11.7)	5.0
		36.3	(12.9)

Comprehensive income from continuing operations		186.3	142.9

Income from discontinued operations	11	—	115.9

Comprehensive income		$186.3	$258.8

Comprehensive income from continuing operations attributable to
Shareholder		$186.2	$142.9
Non-controlling interests		0.1	—

Comprehensive income attributable to
Shareholder		$186.2	$258.8
Non-controlling interests		0.1	—

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to the shareholder			Equity attributable
	Capital stock (note 6)	Deficit	Accumulated other comprehensive loss (note 8)	to non- controlling interests	Total equity
Balance as at December 31, 2018	1,320.5	(1,406.2)	(62.0)	0.4	(147.3)
Net income	—	271.7	—	—	271.7
Other comprehensive loss	—	—	(12.9)	—	(12.9)
Issuance of common shares	150.0	—	—	—	150.0
Reduction of paid-up capital	(45.0)	—	—	—	(45.0)
Dividends	—	(27.0)	—	—	(27.0)
Balance as at March 31, 2019	1,425.5	(1,161.5)	(74.9)	0.4	189.5
Net income	—	561.4	—	0.1	561.5
Other comprehensive income	3.3	—	26.2	—	29.5
Reduction of paid-up capital	(420.0)	—	—	—	(420.0)
Dividends	—	(239.0)	—	—	(239.0)
Balance as at December 31, 2019	1,008.8	(839.1)	(48.7)	0.5	121.5
Net income	—	149.9	—	0.1	150.0
Other comprehensive income	—	—	36.3	—	36.3
Issuance of common shares	3.3	—	—	—	3.3
Dividends	—	(74.0)	—	(0.2)	(74.2)
Balance as at March 31, 2020	$1,012.1	$(763.2)	$(12,4)	$0.4	$236.9

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2020	2019

Cash flows related to operating activities
Net income from continuing operations		$150.0	$155.8
Adjustments for:
Depreciation of property, plant and equipment		144.3	141.2
Amortization of intangible assets		31.0	24.4
Amortization of right-of-use assets		8.3	8.0
(Gain) loss on valuation and translation of financial instruments		(0.9)	0.6
Amortization of financing costs	3	1.5	1.2
Deferred income taxes		(17.6)	(4.5)
Other		4.0	0.1
		320.6	326.8
Net change in non-cash balances related to operating activities		(1.3)	(106.1)
Cash flows provided by continuing operating activities		319.3	220.7

Cash flows related to investing activities
Additions to property, plant and equipment		(73.6)	(132.5)
Additions to intangible assets		(95.1)	(48.6)
Business disposal	11	—	99.5
Proceeds from disposals of assets		1.5	2.6
Cash flows used in investing activities		(167.2)	(79.0)

Cash flows related to financing activities
Net change in bank indebtedness		(6.2)	(3.8)
Net change under revolving credit facility		(32.2)	(204.6)
Repayment of lease liabilities		(9.0)	(8.9)
Issuance of common shares	6	3.3	150.0
Reduction in paid-up capital	6	—	(45.0)
Dividends		(74.0)	(27.0)
Dividends paid to non-controlling interests		(0.2)	—
Cash flows used in financing activities		(118.3)	(139.3)

Net change in cash and cash equivalents from continuing operating activities		33.8	2.4

Cash flows used in discontinued operations		—	(2.3)

Cash and cash equivalents at the beginning of the period		2.4	1.1
Cash and cash equivalents at the end of the period		$36.2	$1.2

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(in millions of Canadian dollars)

(unaudited)

	Three months ended March 31
	2020	2019

Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$0.7	$0.3
Cash equivalents	35.5	0.9
	$36.2	$1.2

Interest and taxes reflected as operating activities
Cash interest payments	$37.4	$39.7
Cash income tax payments	17.6	134.3

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)

	Note	March 31, 2020	December 31, 2019

Assets

Current assets
Cash and cash equivalents		$36.2	$2.4
Accounts receivable		358.4	341.3
Contract assets		158.8	160.4
Amounts receivable from affiliated corporations		47.6	13.7
Income taxes		—	13.7
Inventories		83.2	98.5
Other current assets		134.3	138.4
		818.5	768.4

Non-current assets
Investments		1,595.0	1,595.0
Property, plant and equipment		3,043.9	3,100.1
Intangible assets		1,345.6	1,336.7
Right-of-use assets		92.1	85.5
Goodwill		515.0	515.0
Derivative financial instruments	9	663.3	388.8
Promissory note - parent corporation		160.0	160.0
Other assets		123.2	121.2
		7,538.1	7,302.3
Total assets		$8,356.6	$8,070.7

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(in millions of Canadian dollars)
(unaudited)

	Note	March 31, 2020	December 31, 2019

Liabilities and Equity

Current liabilities
Bank indebtedness		$0.9	$7.1
Accounts payable and accrued charges		531.8	585.9
Amounts payable to affiliated corporations		75.3	66.5
Deferred revenue		301.6	304.1
Income taxes		27.6	—
Current portion of lease liabilities		32.6	29.4
		969.8	993.0

Non-current liabilities
Long-term debt	5	4,435.2	4,240.2
Subordinated loan from parent corporation		1,595.0	1,595.0
Lease liabilities		87.4	84.8
Deferred income taxes		803.6	809.5
Other liabilities		228.7	226.7
		7,149.9	6,956.2

Equity
Capital stock	6	1,012.1	1,008.8
Deficit		(763.2)	(839.1)
Accumulated other comprehensive loss	8	(12.4)	(48.7)
Equity attributable to shareholder		236.5	121.0
Non-controlling interests		0.4	0.5
Total equity		236.9	121.5
Contingencies	10

Total liabilities and equity		$8,356.6	$8,070.7

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation).  The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers Internet access, television distribution, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

COVID-19 pandemic

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. Since March 2020, in order to limit the spread of the virus, the Québec government has imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential. These measures have curtailed the operations of many of Videotron’s business partners. Among other impacts, the COVID-19 virus and the measures to prevent its spread have led to a significant reduction in volume at Videotron’s retail outlets and delays in client migration to its new Helix entertainment and home management platform. Videotron is however continuing to provide essential telecommunications services during this health crisis, while safeguarding the health and safety of the public and of its employees. Because of the measures put in place by the Québec government to limit the spread of the virus, approximately 10% of Videotron’s workforce are now receiving benefits under the Corporation’s supplemental assistance program because they are on stand-by. The program provides additional financial assistance to top up the Canada Emergency Wage Subsidy or Canada Emergency Response Benefit, as the case may be, and minimize the impact of this situation. Given the uncertainty about the ultimate extent and duration of the pandemic, the full impact of the crisis cannot be determined with certainty at this stage.

1.                BASIS OF PRESENTATION

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2019 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on May 13, 2020.

Comparative figures for the previous period have been restated to conform to the presentation adopted for the three-month period ended March 31, 2020.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

2.                 EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended March 31
	2020	2019

Employee costs	$153.9	$154.0
Less employee costs capitalized to property, plant and equipment and to intangible assets	(51.0)	(50.3)
	102.9	103.7
Purchase of goods and services
Royalties and rights	103.6	104.7
Cost of retail products	88.5	83.1
Subcontracting costs	33.0	23.6
Marketing and distribution expenses	13.8	12.7
Other	97.4	89.0
	336.3	313.1
	$439.2	$416.8

3.                FINANCIAL EXPENSES

	Three months ended March 31
	2020	2019

Third parties:
Interest on long-term debt	$51.7	$47.6
Amortization of financing costs	1.5	1.2
Interest on net defined benefit liability	1.1	1.1
Loss (gain) on foreign currency translation on short-term monetary items	4.6	(0.7)
Interest on lease liabilities	1.2	1.1
Other	0.2	—
	60.3	50.3
Affiliated corporations:
Interest expense	37.8	37.4
Dividend income	(38.2)	(37.8)
Interest on lease liabilities	0.5	0.5
Interest income	(2.0)	(1.5)
	$58.4	$48.9

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

4.                RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the first quarter of 2020, a net charge of $2.7 million was recorded for non-recurring costs relating to the COVID-19 crisis and cost reduction initiatives (a net charge of $1.7 million in 2019 related to cost reduction initiatives).

5.                LONG-TERM DEBT

Components of the long-term debt are as follows:

	March 31, 2020	December 31, 2019

Bank credit facility	$57.1	$89.3
Senior Notes	4,387.5	4,173.0
Total long-term debt	4,444.6	4,262.3

Change in fair value related to hedged interest rate risk	20.3	9.1
Financing cost, net of amortization	(29.7)	(31.2)
	(9.4)	(22.1)
	$4,435.2	$4,240.2

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

6.                CAPITAL STOCK

(a)           Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)            Issued and outstanding capital stock

	Common Shares
	Number	Amount

Balance as at December 31, 2019	10,711,165	1,008.8
Issuance of shares	3,406	3.3
Balance as at March 31, 2020	10,714,571	$1,012.1

Issuance of shares

On January 25, 2019, the Corporation issued 162,640 common shares to its parent corporation for a cash consideration of $150.0 million.

On July 26, 2019, the Corporation issued 3,563 common shares to its parent corporation for a cash consideration of $3.3 million.

On January 30, 2020, the Corporation issued 3,406 common shares to its parent corporation for a cash consideration of $3.3 million.

Reduction of paid-up capital

During the three-month period ended March 31, 2019 and for the year ended December 31, 2019, the Corporation reduced its paid-up capital for total cash considerations of $45.0 million and $465.0 million respectively.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

7.                STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the three-month period ended March 31, 2020:

	Outstanding options
	Number	Weighted average exercise price

Quebecor Inc.
As of December 31, 2019 and March 31, 2020	1,033,900	$29.19
Vested options as of March 31, 2020	—	$—

Quebecor Media Inc.
As of December 31, 2019:	46,500	$65.69
Exercised	(12,750)	67.52
As of March 31, 2020	33,750	$65.00
Vested options as of March 31, 2020	33,750	$65.00

During the three-month period ended March 31, 2020, 12,750 stock options of Quebecor Media Inc. were exercised for a cash consideration of $0.8 million (13,350 stock options for $0.4 million in 2019).

Deferred share units and performance share units plans

The deferred share unit (“DSU”) and performance share unit (“PSU”) plans are based on Quebecor Class B Shares. The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be, and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of the plans. As of March 31, 2020, 83,438 DSUs and no PSUs were outstanding under these plans. During the first quarter of 2020, a cash consideration of $1.6 million was paid upon PSU’s redemption ($1.5 million in 2019).

Stock-based compensation expense

For the three-month period ended March 31, 2020 a reversal of the consolidated charge related to all stock-based compensation plans was recorded in the amount of $0.4 million (a charge of $2.9 million in 2019).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

8.                ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2018	$(14.9)	$(47.1)	$(62.0)
Other comprehensive loss	(12.9)	—	(12.9)
Balance as of March 31, 2019	(27.8)	(47.1)	(74.9)
Other comprehensive income	60.8	(34.6)	26.2
Balance as of December 31, 2019	33.0	(81.7)	(48.7)
Other comprehensive income	36.3	—	36.3
Balance as of March 31, 2020	$69.3	$(81.7)	$(12.4)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives financial instruments designated as cash flow hedges. The balance is expected to reverse over a 7-year period.

9.                   FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•                 Level 1:         quoted prices (unadjusted) in active markets for identical assets or liabilities;

•              Level 2:             inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•                Level 3:          inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

9.                  FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2020 and December 31, 2019 are as follows:

	March 31, 2020		December 31, 2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(4,444.6)	$(4,354.4)	$(4,262.3)	$(4,509.1)
Derivative financial instruments
Foreign exchange forward contracts	7.5	7.5	(2.2)	(2.2)
Cross-currency interest rate swaps	655.8	655.8	391.0	391.0

1    The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

10.         CONTINGENCIES

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, by which the large cable and telephone companies provide aggregated wholesale access to their high-speed internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements. The new proposed rates are substantially lower than interim rates and could represent a retrospective reduction in earnings of approximately $30.0 million (before income taxes) for the year 2020 and approximately $52.0 million (before income taxes) from March 31, 2016 to December 31, 2019. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On November 22, 2019, the leave to appeal was granted by the Federal Court of Appeal and the interim stay of the CRTC’s order granted by this court on September 27, 2019, was extended until a final ruling by the Federal Court of Appeal is made. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the three-month periods ended March 31, 2020 and 2019

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

11.         DISCONTINUED OPERATIONS

On January 22, 2019, the Corporation sold to Quebecor Media Inc. its 4Degrees Colocation Inc. data center operations, which were ultimately sold to a third party on January 24, 2019 for an amount of $261.6 million fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by the Corporation. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $115.7 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments.

These discontinued operations were transferred to Quebecor Media Inc. in exchange of a promissory note receivable bearing interest at a rate of 4.90% for an amount of $260.7 million, from which $100.7 million was reimbursed subsequently.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Philippe Cloutier

By:	Philippe Cloutier
Senior Vice President and Chief Financial Officer

Date: May 20, 2020